[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 28, 2015

VIA FEDEX AND EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company

Amendment No. 2 to Form 10

Filed September 4, 2015

Amendment No. 3 to Form 10

Filed September 15, 2015

File No. 001-37483

Dear Ms. Jacobs:

On behalf of our client, Hewlett Packard Enterprise Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 22, 2015, with respect to the filings referenced above.

Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form 10 (File No. 001-37483) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 4 marked to indicate changes from Amendment No. 3 to the Registration Statement, which was filed on September 15, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 4.

Information Statement Summary

The Separation and Distribution, page 5

1.	We note your revisions in response to prior comment 2 where you include total debt and unsecured revolving credit facility amounts. Please revise to disclose other relevant terms as they are finalized, including repayment terms, interest rates and any significant debt covenants. Additionally, to the extent such information is available prior to effectiveness of your filing, expand your discussion here, and elsewhere as appropriate, to quantify the portion of notes that you may issue to HP Co. as partial consideration for the transfer of assets.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 28, 2015

Response: The Information Statement has been revised on pages 6, 46, 47 and 180 to 182 to reflect the Company’s current expectations as to certain terms of the senior notes to be issued and revolving credit facility to be entered into prior to the distribution, as well as to describe the Company’s expectations with respect to commercial paper programs. The Company respectfully advises the Staff that none of the senior notes to be issued by the Company prior to the distribution will be issued to HP Co., and the Information Statement has been revised accordingly to remove such disclosure.

Unaudited Pro Forma Combined Financial Statements, page 41

2.	We note your disclosures on page 6 and 172 that you anticipate issuing senior notes, possibly in combination with commercial paper programs and other short-term debt issuances, such that $16 billion in total debt is outstanding as of the distribution date, and that you may issue a portion of these notes to HP Co. as partial consideration for the transfer of assets from HP Co. to you and not for cash. However, we note your disclosure on page 46 that you may also undertake debt exchanges with respect to certain of HP Co.’s existing debt obligations. Clarify whether you still expect to undertake debt exchanges with respect to certain of HP Co.’s existing debt obligations, and the specific debt that will be exchanged.

Response: The Information Statement has been revised on pages 6, 46, 47 and 180 to 182 in response to the Staff’s comment. The Company respectfully advises the Staff that none of the senior notes to be issued by the Company prior to the distribution will be issued to HP Co., and the Company will not undertake any debt exchanges with respect to any of HP Co.’s existing debt obligations.

3.	We note your disclosure on page 6 that you intend to use the net proceeds from the sale of senior notes to finance the payment of a distribution to HP Co. in connection with the separation. Revise your disclosures to explain how this distribution has been reflected and disclosed in your pro forma financial statements. Clarify whether the adjustment to parent company investments account represents this distribution. In addition, disclose how the $16 billion proceeds will be used in order to reconcile to the $8.7 of cash and cash equivalents that remain.

Response: The Information Statement has been revised on pages 6, 46 and 47 in response to the Staff’s comment to clarify that all of the net proceeds from the Company’s sale of senior notes prior to the distribution will be distributed to HP Co. HP Co. has informed the Company that it intends to use the cash to be distributed by the Company to HP Co. to redeem or repurchase certain of HP Co.’s outstanding notes. A separate cash allocation by HP Co. is expected to result in the Company having approximately $11.5 billion of cash on hand as of the distribution date. The adjustment to the Parent company investment account in the pro forma financial statements represents the distribution to HP Co. net of the separate cash allocation by HP Co.

4.

We note your revised disclosure on page 48 that as of July 31, 2015 you expect to incur future separation costs of up to $0.6 billion during the remainder of fiscal 2015 and 2016. In addition, you expect to make net foreign tax payments arising

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 28, 2015

from the separation over the same period. We note that you had previously disclosed in your amendment filed on August 5, 2015 that as of April 30, 2015, you expected future cash payments of up to $1.5 billion in connection with your separation costs and net foreign tax payments. Clarify why your disclosure no longer includes an estimate of foreign tax payments that you expect to pay arising from the separation.

Response: The Information Statement has been revised on pages 5, 29, 49, 53, 85 and 170 in response to the Staff’s comment to include the Company’s expected future cash payments in connection with its separation costs and foreign tax payments.

5.	We note your response to prior comment 17 from your letter dated August 10, 2015 that the Company will incorporate the effects of the referenced agreements, if necessary, as pro forma adjustments in a subsequent amendment to the registration statement, once the information becomes available. Please tell us the status of these agreements and your consideration of pro forma adjustments.

Response: The Company respectfully advises the Staff that Amendment No. 4, together with the prior amendments to the Registration Statement, contains forms of the material agreements expected to be entered into by the Company in connection with the separation. The Company has reviewed such agreements and performed an evaluation as to whether the terms thereof give rise to additional pro forma adjustments and/or changes to the existing pro forma adjustments. The Company respectfully advises the Staff that it has updated the pro forma combined financial statements on pages 41 to 50 of the Information Statement, as appropriate, and concluded that those pro forma combined financial statements reflect all necessary pro forma adjustments as of the date hereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

6.	We note your disclosure in note 18 to your financial statements stating that your parent recently approved a restructuring plan in connection with the separation that will result in aggregate pre-tax charges between fiscal 2016 and 2018 of approximately $2.7 billion to be taken by the Company. Please revise your disclosure here, and elsewhere in the filing where you discuss the separation plan, to disclose the material terms of the restructuring plan, including the business segments that are expected to be impacted, the resulting financial charges, whether you expect to exit any lines of business, and the expected impact on future revenues. In addition, include similar disclosures within your pro forma combined financial statements and ensure that you distinguish clearly this plan from the 2012 restructuring plan.

Response: The Information Statement has been revised on pages 22, 42 and 81 in response to the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 28, 2015

Liquidity and Capital Resources, page 80

7.	We note your response to prior comment 28 from your letter dated August 10, 2015 that once the Company has determined which jurisdictions will hold the approximately $10 billion of post-separation cash, it will re-evaluate whether additional disclosure is appropriate. Please tell us the status of this determination and your consideration of additional disclosure.

Response: The Information Statement has been revised on page 82 in response to the Staff’s comment.

*        *        *

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 28, 2015

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

cc:	Rishi Varma

Senior Vice President and Deputy General Counsel

Hewlett-Packard Company